Exhibit 3.1

PROPOSED AMENDMENTS TO THE THIRD AMENDED AND

RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF

PANTAGES CAPITAL ACQUISITION CORPORATION

The Extension Proposal

“RESOLVED, as a special resolution, THAT:

The text of Articles 49.7 of the Third Amended and Restated Memorandum and Articles of Association of the Company be deleted in its entirety and replaced by the following:

In the event that the Company does not consummate a Business Combination within 15 months from the consummation of the IPO (or up to 18 months if such date is extended as described in the prospectus relating to the IPO), the Company may extend the period of time to consummate a Business Combination up to twelve (12) times, each by an additional one (1) month, for a total of up to twelve (12) months from June 6, 2026 to June 6, 2027 (for a total of up to thirty (30) months after the consummation of the IPO) to complete a Business Combination. In the event that the Company does not consummate a Business Combination by June 6, 2027 (subject in the latter case to valid extensions having been made in each case) or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.